Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-31768



                             AREMISSOFT CORPORATION
                             a Delaware corporation

                           Prospectus Supplement No. 2
                   (To Prospectus Dated September 1, 2000 and
              Prospectus Supplement No. 1 Dated September 7, 2000)


     You should read this prospectus supplement, Prospectus Supplement No. 1 dated September 7, 2000 and the related prospectus carefully before you invest. These documents contain important information you should consider when making your investment decision.

     On December 5, 2000, through our wholly owned subsidiary AremisSoft (E.E. M.E. A.), a Cyprus corporation, we acquired all of the outstanding capital stock of e-ChaRM Pvt Ltd, an India corporation ("e-ChaRM"). e-ChaRM is a supplier of web based Customer Relationship Management and Hospital Management Systems software, applications and services and its principal offices are located in India.

     Under the terms of a share purchase agreement, we acquired all of the outstanding shares of e-ChaRM for approximately $10.9 million in an all cash transaction. The amount of consideration was determined through negotiations that took into account various factors concerning the business of e-ChaRM including, among other things, the market value of comparable companies. e-ChaRM is now one of our wholly-owned subsidiaries.

     On December 18, 2000, our Board of Directors declared a two-for-one stock split in the form of a stock dividend with respect to all issued and outstanding shares of common stock. All stockholders of record as of the close of business on December 28, 2000 received one share of common stock for each share of common stock held as of that date. The payment was made on January 8, 2001. As a result of the anti-dilution provisions contained in a warrant and our stock option plans, the warrant and options outstanding as of the close of business on December 28, 2000 are now exercisable into twice the number of shares at an exercise price equal to one-half (1/2) their original exercise price. Pursuant to Rule 416(b) of the Securities Act of 1933, as amended, we filed a Current Report on Form 8-K with the Securities and Exchange Commission to include the 800,000 additional shares issuable pursuant to the Registration Statement to which this prospectus supplement relates.

     On December 29, 2000, we acquired all of the outstanding shares of Denon International Limited for $7.34 million. Denon International is a Dubai, U.A.E., based company organized in the British Virgin Islands with operations in Romania, Turkey, Greece, Northern Cyprus, Ukraine, Oman, Qtar, Bahrain, Kuwait, Kingdom of Saudi Arabia, Jordan and India. Denon International develops, markets, implements and supports a fully integrated ERP system with an Arabic User Interface directed at the ERP market in the Middle East. The amount of consideration was determined through negotiations that took into account various factors concerning the business of Denon International including, among other things, the barriers to entry into the Middle Eastern ERP market and the market value of comparable companies.

     On January 8, 2001, we entered into an agreement with 1st View Limited for the sale of 325,129 (pre-split) shares or 650,258 (post-split) shares of our Common Stock for an aggregate purchase price of $11,590,848.85, or $35.65 per (pre-split) share. We paid a finder's fee equal to 5% of the aggregate purchase price, or approximately $579,543, in connection with this transaction. The transaction will result in net proceeds to the Company of approximately $11,011,306.

     This prospectus supplement, together with the prospectus and Prospectus Supplement No. 1 dated September 7, 2000 constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER
THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




        The date of this Prospectus Supplement No. 2 is January 8, 2001.